December 20, 2023

Toyota Motor Corporation

Notice of Additional Procedural Irregularities by Daihatsu in Certification Applications,

Shipment Suspension of Vehicles Sold by Toyota,

and Responses Going Forward (as of December 17)

Toyota City, Japan, December 20, 2023—Today, Daihatsu Motor Co., Ltd. (Daihatsu) received the investigation results of the Independent Third-Party Committee (chaired by Makoto Kaiami) commissioned by Daihatsu regarding procedural irregularities, which it reported to Toyota Motor Corporation (Toyota) in turn. The investigation found new irregularities in 174 items within 25 test categories, in addition to the door lining irregularity in April and the side collision test irregularity in May. These encompassed a total of 64 models and 3 engines of vehicles (total of models currently being produced, developed, or ceased in production), including 22 models and 1 engine being sold by Toyota.

We would like to express our sincere apologies for the inconvenience and concern this has caused to all stakeholders, including customers.

In response to these findings, Daihatsu decided today to temporarily suspend shipments of all Daihatsu-developed models currently in production, both in Japan and overseas. Toyota has also decided to temporarily suspend shipments of the affected models.

Over the course of the investigation by the Independent Third-Party Committee, Daihatsu received some information regarding models that may have been involved in the procedural irregularities. In response, Daihatsu has been conducting one-by-one in-house technical verifications and actual vehicle testing for these vehicles to ensure that their safety and environmental performance meet legal standards.

In the final stage of the investigation, it was discovered that a different airbag control unit (ECU) than the mass-production model was used for the airbag tests for Daihatsu Move / SUBARU Stella, Daihatsu Cast /Toyota Pixis Joy, Daihatsu Gran Max / Toyota Town Ace / Mazda Bongo.

Although technical verification confirmed that the airbag met standards of occupant protection performance, in the course of testing, it was found that the “Safety Performance Standard for Occupant Evacuation (Unlocking)” in the side collision test of Daihatsu Cast / Toyota Pixis Joy may not comply with the law. At this time, we are not aware of any accident information related to this matter, but we are conducting thorough technical verification and investigating the cause to take necessary measures as soon as possible.

For other cases, we have confirmed that the performance standards specified by the regulations are met, and the validity of the verification results and process has also been confirmed by TUV Rheinland Japan (TRJ), a third-party certification organization.

Certification consists of having the national authorities inspect and confirm that vehicles meet various standards so that customers can drive their vehicles with peace of mind. We consider certification to be a major prerequisite for doing business as an automobile manufacturer. We recognize the extreme gravity of the fact that Daihatsu’s neglect of the certification process has shaken the very foundations of the company as an automobile manufacturer.

Since 2013, Toyota has been increasing the number of OEM models it receives from other companies, mainly compact vehicles. We deeply regret that the development of these vehicles may have been a burden on Daihatsu and that we were not aware of the situation with the company’s certification operations.

Daihatsu has informed us that, going forward, it will clarify the situation with the authorities and take appropriate action under their guidance. It will also thoroughly investigate whether there have been any other similar cases to ensure customer safety first and foremost.

We at Toyota will also fully cooperate with this investigation.

We believe in order to prevent recurrence, in addition to a review of certification operations, a fundamental reform is needed to revitalize Daihatsu as a company. This will be an extremely significant task that cannot be accomplished overnight. It will require not only a review of management and business operations but also a review of the organization and structure, as well as a change in human resource development and awareness of each and every employee.

Toyota will provide our full support to Daihatsu’s revitalization so that it can return to its roots as the “compact mobility company” that Toyota and Daihatsu are striving for it to be, as well as regain the trust of all stakeholders.

Attachment: List of models in which irregularities were committed (Toyota models)

(Reference) Daihatsu’s news release (link)

https://www.daihatsu.com/news/2023/20231220-4.html

Press Conference Details

Press conferences regarding this matter will be held today (Wednesday, December 20) by the Independent Third-Party Committee and Daihatsu/Toyota. They can be viewed through the following URLs.

1. Press conference by the Independent Third-Party Committee (Japanese only)

Start time: 15:15 JST

URL: https://www.youtube.com/watch?v=5oMpXPsQ7Is

2. Joint press conference by Daihatsu and Toyota (Japanese and simultaneous English interpretation)

Start time: 16:45 JST (following the Third-Party Committee press conference)

URL: https://www.youtube.com/watch?v=5oMpXPsQ7Is (Japanese)

URL: https://www.youtube.com/watch?v=emVf83bPojA (English)

Appendix (1)

[Appendix]List of models affected by newly found irreguralties

In principle, each common name is counted as one car model. However, if the same brand (manufacturer) uses different common names for domestic/overseas markets, sales channels, etc., they are counted as a single model.

-Example: (Domestic) Toyota TownAce/LiteAce, (Overseas) Toyota YARIS ATIV/YARIS/VIOS

If the same models are advertised separately in catalogs or on websites, etc., they are counted as different models.

-Example: Daihatsu Hijet Cargo (including Deck Van)/Daihatsu Atrai (including Deck Van)

<Models sold in Japan>

∎	Vehicles and engines currently in production or under development (as of December 20, 2023)

Model No.	Models	Classification	Start of sales
1	Pixis Epoch	Mini Vehicles	May, 2017
2	Copen	Mini Vehicles	Oct., 2019
3	Pixis Van	Mini Vehicles	Dec., 2021
4	Pixis Truck	Mini Vehicles	Dec., 2021
5	Raize	Compact Vehicles	Nov., 2019
6	Roomy *	Compact Vehicles	Nov., 2016
7	Town Ace *	Compact Vehicles	Feb., 2008
8	Probox *	Compact Vehicles	Aug., 2014

I	1KR-FE Engine (Models equipped with it: Roomy)		Apr., 2016

∎ Discontinued vehicles and engines (as of December 20, 2023)

Model No.	Models	Classification	Start of sales and end of proudction (Affected period)
Discontinued specifications (specifications not used in vehicles currently in production)
-	Pixis Epoch	Mini Vehicles	from May 2017 to Aug. 2018
-	Raize	Compact Vehicles	from Nov. 2019 to Oct. 2021
-	Roomy *	Compact Vehicles	from Nov. 2016 to Aug. 2020
Discontinued vehicles
1	Passo	Compact Vehicles	from Apr. 2016 to Sept. 2023
2	Pixis Joy	Mini Vehicles	from Sept. 2015 to Jun. 2023
3	Pixis Van	Mini Vehicles	from Sept. 2020 to Nov. 2021
4	Pixis Space	Mini Vehicles	from Jul. 2013 to Jan. 2017
5	iQ	Compact Vehicles	from Nov. 2008 to Mar. 2016
6	Pixis Truck	Mini Vehicles	from Aug. 2014 to Aug 2020

I	1KR-FE Engine (Models equipped with it: Passo)		from Apr., 2016 to Dec. 2023

* “Roomy” was also sold under the name “Tank,” “TownAce” under “LiteAce,” and “Probox” under “Succeed”.

Appendix (2)

<Models sold overseas>

∎	Vehicles currently in production/development (as of December 20, 2023)

Model No.	Models	Start of sales	Manufacturing plant* (as of December 2023)	Affected regions/countries
1	AGYA / WIGO	Mar., 2023	ADM	Ecuador, Uruguay, Cambodia
2	RUSH	Jan., 2018	ADM/PMSB (Production at PMSB ended in October 2023)	Ecuador, Malaysia
3	AVANZA	Nov., 2021	ADM / TMMIN / TMV	Indonesia, Mexico, Cambodia, Thailand, Vietnam, Peru, Bolivia
4	VELOZ	Nov., 2021	TMMIN / TMV / PMSB	Indonesia,Malaysia, Cambodia, Mexico, Thailand
5	RAIZE	Apr., 2021	ADM	Ecuador, Mexico
6	YARIS / VIOS	Aug, 2022	TMT / ASSB	Mexico, Malaysia
7	YARIS CROSS	Aug, 2023	TMMIN	Cambodia, Chile, Uruguay

∎ Discontinued vehicles (as of December 20, 2023)

Model No.	Model	Start and end of sales	Manufacturing plant (as of December 2023)	Affected regions/countries
1	iQ	from Dec. 2008 to Dec. 2015	Takaoka Plant, Toyota Motor Co.,Ltd.	Europe region

*

TMMIN : PT. Toyota Motor Manufacturing Indonesia

ASSB : Assembly Services Sdn. Bhd.

TMT : Toyota Motor Thailand Co., Ltd.

TMV : Toyota Motor Vietnam Co., Ltd.

ADM : PT Astra Daihatsu Motor

PMSB : Perodua Manufacturing Sdn. Bhd.

PGMSB : Perodua Global Manufacturing Sdn. Bhd.

Dec. 20, 2023

Daihatsu Motor Co., Ltd.

Results of the Investigation by the Independent Third-Party Committee and Response Going Forward

Today, Daihatsu Motor Co., Ltd. (Daihatsu) received the results of the investigation by the Independent Third-Party Committee (Committee Chair: Makoto Kaiami) commissioned by Daihatsu regarding procedural irregularities. Daihatsu has reported these investigation results, to the Ministry of Land, Infrastructure, Transport and Tourism and the Ministry of Economy, Trade and Industry along with our response going forward.

The investigation found that there were 174 new cases in 25 test items, in addition to the door trim irregularity in April and the pole side collision test irregularity in May. There were irregularities found in 64 models and 3 engines (total number of models in production/development and discontinued), including those that had already been discontinued. The models included both Daihatsu brand vehicles and models supplied as OEM models to Toyota Motor Corporation (Toyota), Mazda Motor Corporation (Mazda), and Subaru Corporation.

We deeply apologize to our customers and other stakeholders for causing great inconvenience and concern and betraying their trust.

In response to these findings, we decided today to temporarily suspend shipment of all Daihatsu-developed models currently in production, both in Japan and overseas. We will report to and consult with the Ministry of Land, Infrastructure, Transport and Tourism as well as the relevant authorities in each country, and proceed with the necessary actions.

Over the course of the investigation by the Independent Third-Party Committee, we received some information regarding models that may have been involved in the irregularities. In response, we conducted in-house technical verifications, in-house vehicle testing, etc. one by one to ensure that we satisfy the standards of safety performance and environmental performance required by laws and regulations.

At the final stage of the investigation, tests on the airbags of Daihatsu Move/Subaru Stella, Daihatsu Cast/Toyota Pixis Joy, Daihatsu Gran Max/Toyota Town Ace/Mazda Bongo revealed the irregularity that the “airbags deployment computer (ECU)” was not the same as that of mass-produced products. Technical verification revealed that there were no problems with the airbag’s occupant protection performance, but during the verification, it was determined that there is a possibility that the “safety performance related to occupant safety performance (door unlocking)” of the Cast/Pixis Joy in side collision tests does not satisfy the regulations. At this time, we are not aware of any information on accidents related to this incident, but we are conducting thorough technical verification and investigating the cause, and will promptly take necessary actions.

For other cases, we have confirmed that the performance standards stipulated by laws and regulations are satisfied, while consulting TÜV Rheinland Japan K.K., a third-party certification authority, to confirm the validity of verification results and processes.

Certification consists of having the certification authorities in each country inspect and confirm that vehicles satisfied various standards by which customers feel safe and secure while driving their vehicles. We consider certification to be a prerequisite for doing business as an automobile manufacturer. Our management was responsible for treating this certification process lightly and for creating an environment where room for such acts existed. We recognize the extreme gravity of this situation, which shakes the very foundation of our company as an automobile manufacturer.

Going forward, we will implement thorough measures to prevent occurrences of similar events in the future, based on the recommendations of the Independent Third-Party Committee. We will not only review and revise certification operations, but we will also make sweeping reforms to our corporate culture to make compliance the highest priority. With the full support of Toyota, we will work as one towards redeeming the company. We will devote our full efforts to regaining the trust of our stakeholders and once again becoming a manufacturer that can supply “people’s transportation” suitable for Japan’s land and roads.

(Reference) The Independent Third-Party Committee Investigation Report (Executive Summary)

                    [Attachment] List of newly found models with irregularities

1.	Results of the Investigation by the Independent Third-Party Committee

◇

The Independent Third-Party Committee conducted interviews with relevant employees in the irregularities and used digital forensics, questionnaires, hotlines, and other means to check for the existence of any incidents similar to the following two procedural irregularities, which were previously announced by Daihatsu. The Independent Third-Party Committee’s investigation was not limited to any specific period of time or any specific models.

1)	Inappropriate modification of door trim in side collision tests

(announced on April 28, 2023)

2)	Switching of left- and right-side data for pole side collision tests

(announced on May 19, 2023)

◇	The Third-Party Committee investigated whether there was any of the following three specific types of irregular actions being taken in order to pass certification test.

<1>	Acts in which the person in charge of conducting the test, etc. intentionally tampers with or adjusts vehicles or experimental equipment, etc.

<2>

Acts in which the person in charge of preparing the test report, etc. intentionally applies for certification using a test report with false information such as by making inaccurate transcription from an in-house test report to a test report.

<3>

Acts in which the person in charge of conducting the test, etc. intentionally includes false information in an in-house test report, etc. such as by fabricating, misappropriating, or falsifying test data.

◇ The investigation found irregularities in a total of 174 cases in 25 tests items. These encompassed a total of 64 models and 3 engines, including Daihatsu brand models and models supplied as OEM models to other companies (please refer to the attached sheet for details).

*Irregularities were also found in a total of 28 models and 1 engine domestically and 16 models overseas that are in production/development.

*20 models and 3 engines that have already been discontinued

2. Causes and Measures to Prevent Recurrence

◇

The Independent Third-Party Committee identified the true cause of the irregularities to be “management’s promotion of short-term development without taking measures to address the irregularities.” The committee made suggestions to prevent recurrence, including “senior management expressing remorse to employees and showing commitment to remedying the situation” and a “review of development and certification processes in rigid ‘short-term developments.’”

◇

We believe that behind these irregularities lies the fact that management did not fully observe the actual situation on the frontline, and instead, took only one-off measures. In doing so, they overlooked the workload caused by the increase in development projects since 2013 that were carried out on a short-term schedule and left an environment in which the frontline could not ask for help when they needed it.

As a result, we believe that a corporate culture was formed in which project promotion was given top priority and regulations and rules were not observed. We take this very seriously and believe that the entire responsibility lies with management.

◇

Based on the recommendations from the Independent Third-Party Committee, and with legal compliance as a major premise, we will continue to work on reforms from the three perspectives of management, workplace climate and culture, and appropriate MONODUKURI (a concept for auto manufacturing embodying Daihatsu’s unique value) and KOTODUKURI (increasing points of contact with customers and local communities in a way that is unique to Daihatsu).

In advance of the recommendations of the Independent Third-Party Committee, we have been working on some improvements of in-house systems and processes for vehicle manufacturing as an urgent issue that will serve as the basis for future business activities, based on facts that were identified by the time the investigation was completed. These measures include improving the certification process, establishing rules, optimizing development workload, reorganizing development, quality assurance, and certification-related organizations, and reinforcing our auditing functions.

◇

We have conducted wide-ranging and extensive investigations and technical verifications with the support of Toyota. In terms of measures to prevent recurrence, we are committed to revitalizing our company with the full support of Toyota, which includes not only a review of our certification operations but also a fundamental reform of our corporate culture to place compliance first.

We will consider details such as specific measures to prevent recurrence and an executive structure to promote them, taking the suggestions and guidance of the relevant authorities into consideration, and make a separate announcement at a later date.

3. Future Plans

◇

We will carefully review the contents of the report issued by the Independent Third-Party Committee and continue to check for other problems as a company, with the cooperation of Toyota, in order to ensure the safety of our customers. In the event that other problems are uncovered during this process, we will promptly report them to the authorities and take necessary actions.

◇	We believe that reforming our management, corporate culture, and individual awareness, all of which lie behind these irregularities, is an extremely significant issue that will not be easily resolved.

We take the analysis of the causes identified by the Independent Third-Party Committee as well as its recommendations for preventing recurrence based on that analysis very seriously. We will strive to re-gain the trust of our customers and other stakeholders by evolving better car manufacturing in the compact car field, returning to our starting point of “staying close to our customers and enrich their lives,” and tackling these efforts throughout the company with strong determination.

[Notice of Press Conference]

Press conferences will be held today (December 20, Wednesday) by the Independent Third-Party Committee, Daihatsu, and Toyota regarding this matter. The press conferences can be viewed via the following URLs.

(1)	Independent Third-Party Committee Press Conference (Japanese only)

Start time: 3:15 p.m.

URL : https://www.youtube.com/watch?v=5oMpXPsQ7Is

(2)	Daihatsu and Toyota Joint Press Conference (Japanese and English simultaneous interpretation)

Start time: 4:45 p.m. (after Independent Third-Party Committee Press Conference)

URL : https://www.youtube.com/watch?v=5oMpXPsQ7Is (in Japanese)

URL : https://www.youtube.com/watch?v=emVf83bPojA (in English)

Appendix (1)

[Appendix]List of models newly irreguralties found

◆

While vehicles are counted as one model for each commonly used name, vehicles with different names within the same brand (manufacturer name) are also counted as one model even if they have different names for domestic/export sales, sales channels, etc.

(Example) (Domestic) Toyota TownAce/LiteAce, (Overseas) Toyota YARIS/VIOS

Furthermore, even if the models are the same, they are counted as separate models if they are separately advertised in catalogs or on websites, etc.

(Example) Daihatsu Hijet Cargo (including Deck Van)/Daihatsu Atrai (including Deck Van)

<Models sold domestically>

∎	Vehicles and engines currently in production or under development (as of December 20, 2023)

Model No.	Name	Manufacture	Classification	Launch year and month

1	Mira e:S	Daihatsu	Mini Vehicles	2017/5
2	Pixis Epoch	Toyota
3	Pleo Plus	SUBARU
4	Tanto	Daihatsu	Mini Vehicles	2019/7
5	Chiffon	SUBARU
6	Taft	Daihatsu	Mini Vehicles	2020/6
7	Move Canbus	Daihatsu	Mini Vehicles	2022/7
8	Copen	Daihatsu	Mini Vehicles	2014/6
9	Copen	Toyota		2019/10
10	Hijet Cargo (including Deck Van)	Daihatsu	Mini Vehicles	2021/12
11	Atrai (including Deck Van)	Daihatsu
12	Pixis Van	Toyota
13	Sambar Van	SUBARU
14	Hijet Truck	Daihatsu
15	Pixis Truck	Toyota
16	Sambar Truck	SUBARU
17	Rocky	Daihatsu	Compact Vehicles	2019/11
18	Raize	Toyota
19	Rex	SUBARU		2022/11
20	Thor	Daihatsu	Compact Vehicles	2016/11
21	Roomy *	Toyota
22	Justy	SUBARU
23	Gran Max (Van/Pickup)	Daihatsu	Compact Vehicles	2020/9
24	Town Ace *	Toyota		2008/2
25	Bongo	Mazda		2020/9
26	Probox *	Toyota	Compact Vehicles	2014/8
27	Familia Van	Mazda		2018/6
28	Under development	—	—	—

I	1KR-FE Engine (Models equipped with it: Daihatsu Thor /Toyota Roomy/SUBARU Justy)			2016/4

* “Roomy” was also sold under the name “Tank,” “TownAce” under “LiteAce,” and “Probox” under “Succeed.”

Appendix (2)

∎	Discontinued vehicles and engines (as of December 20, 2023)

Model No.	Name	Manufacture	Classification	Sales start and production date (The affected period)

Discontinued specifications (specifications not used in vehicles currently in production)
-	Mira e:S	Daihatsu	Mini Vehicles	2017/5~2018/8
-	Pixis Epoch	Toyota
-	Pleo Plus	SUBARU
-	Copen	Daihatsu	Mini Vehicles	2014/6~2019/9
-	Rocky	Daihatsu	Compact Vehicles	2019/11~2021/10
-	Raize	Toyota
-	Thor	Daihatsu	Compact Vehicles	2016/11~2020/8
-	Rommy *	Toyota
-	Justy	SUBARU

Discontinued vehicles
1	Mira Tocot	Daihatsu	Mini Vehicles	2018/6~2023/12
2	Boon	Daihatsu	Compact Vehicles	2016/4~2023/12
3	Passo	Toyota		2016/4~2023/9
4	Cast	Daihatsu	Mini Vehicles	2015/9~2023/6
5	Pixis Joy	Toyota
6	Move	Daihatsu	Mini Vehicles	2014/12~2023/6
7	Stella	SUBARU
8	Move Canbus	Daihatsu	Mini Vehicles	2016/9~2022/6
9	Hijet (Cargo)	Daihatsu	Mini Vehicles	2020/9~2021/11
10	Pixis Van	Toyota		2020/9~2021/11
11	Sambar (Van)	SUBARU		2020/9~2021/11
12	Move Conte	Daihatsu	Mini Vehicles	2013/7~2017/1
13	Pixis Space	Toyota
14	iQ	Toyota	Compact Vehicles	2008/11~2016/3
15	Hijet Truck	Daihatsu	Mini Vehicles	1999/1~2011/11 2014/8~2020/8
16	Pixis Truck	Toyota		2014/8~2020/8
17	Sambar Truck	SUBARU		2014/8~2020/8
18	Applause	Daihatsu	Compact Vehicles	1989/7~2000/4

I	1KR-FE Engine (Models equipped with it: Daihatsu Boon/Toyota Passo)			2016/4~2023/12
II	EF Engine (Models equipped with it: Daihatsu Mira/Daihatsu Move/Daihtatsu Opti)			1994/9~1998/9
III	HD Engine (Models equipped with it: Daihatsu Applause)			1989/7~2000/4

* “Roomy” was also sold under the name “Tank”.

Appendix (3)

<Vehicle models sold overseas>

∎	Vehicle models currently in production/development (as of December 20, 2023)

Model No.	Name	Manufacture	Launch year and month*	Producing entity (as of December 2023)	Destinations affected by irregularities

1	AGYA / WIGO	Toyota	2023/3	ADM	Ecuador, Uruguay, Cambodia
2	AXIA	Perodua Manufacturing	2023/2	PGMSB	Malaysia
3	AXIA ( )	Perodua Manufacturing	2014/9	PGMSB	Malaysia
4	RUSH	Toyota	2018/1	ADM/PMSB (Production at PMSB ended in October 2023)	Ecuador, Malaysia
5	ARUZ	Perodua Manufacturing	2019/1	PMSB	Malaysia
6	XENIA	Daihatsu	2021/11	ADM	Indonesia
7	AVANZA	Toyota	2021/11	ADM /TMMIN / TMV	Indonesia, Mexico, Cambodia, Thailand, Vietnam, Peru, Bolivia
8	VELOZ	Toyota	2021/11	TMMIN /TMV /PMSB	Indonesia,Malaysia, Cambodia, Mexico, Thailand
9	ALZA	Perodua Manufacturing	2022/7	PMSB	Malaysia
10	RAIZE	Toyota	2021/4	ADM	Ecuador,Mexico
11	ATIVA	Perodua Manufacturing	2021/3	PGMSB	Malaysia
12	MYVI	Perodua Manufacturing	2017/11	PMSB	Malaysia
13	BEZZA	Perodua Manufacturing	2016/7	PGMSB	Malaysia
14	YARIS / VIOS	Toyota	2022/8	TMT / ASSB	Mexico, Malaysia
15	YARIS CROSS	Toyota	2023/8	TMMIN	Cambodia, Chile, Uruguay
16	Under development	—	—	—	—

*The earliest date of start sales among all destinations.

∎ Discontinued vehicle models (as of December 20, 2023)

Model No.	Common use name	Manufacture	Sales start and production date (The affected period)	Producing entity	Destinations affected by irregularities

1	CUORE (3-door version for the UK)	Daihatsu	1998/10-2002/11	Daihatsu Head (Ikeda) Plant	18 countries in Europe
2	iQ	Toyota	2008/12~2015/12	Toyota Motor Co., Ltd. Takaoka Plant	in Europe

[terms]

TMMIN : PT. Toyota Motor Manufacturing Indonesia

ASSB : Assembly Services Sdn. Bhd.

TMT : Toyota Motor Thailand Co., Ltd.

TMV : Toyota Motor Vietnam Co., Ltd.

ADM : PT Astra Daihatsu Motor

PMSB : Perodua Manufacturing Sdn. Bhd.

PGMSB : Perodua Global Manufacturing Sdn. Bhd.